NOTICE OF REDEMPTION
TO THE HOLDERS OF
6.000% SENIOR NOTES DUE 2027 (the “Notes”)
ADECOAGRO S.A.
CUSIP Nos.: 00676L AA4 and L00849 AA4
ISIN Nos.: US00676LAA44 and USL00849AA47

September 28, 2026

Pursuant to Section 3.02 of the Indenture (as defined below), notice is hereby given that Adecoagro S.A. (the “Company”) will redeem on October 28, 2026 (the “Redemption Date”) all of the aggregate principal amount of the outstanding Notes. This redemption is made at the option of the Company under Section 3.05 of the Indenture (the “Indenture”), dated as of September 21, 2017, among the Company, The Bank of New York Mellon, a New York banking corporation, as trustee (the “Trustee”), registrar, paying agent and transfer agent. The Notes will be subsequently cancelled and then de-listed from the Singapore Exchange Securities Trading Limited (the “SGX-ST”) pursuant to the procedures of the SGX-ST. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Indenture and/or the Global Notes, as the case may be.

Holders of the Notes will receive 100% of the outstanding principal amount of the Notes plus accrued and unpaid interest with respect to the Notes to (but not including) the Redemption Date (the “Redemption Price”).

The amount of accrued and unpaid interest with respect to the Notes to (but not including) the Redemption Date will be US$6.17 on each US$1,000 of Notes.

Subject to the below, upon payment in full of the Redemption Price on the Redemption Date, unless the Company defaults in making such redemption payment, interest and any Additional Amounts on the Notes called for redemption shall cease to accrue on and after the Redemption Date, and any and all rights of holders of the Notes under the Indenture and the Notes shall automatically terminate.

Subject to the receipt by the Trustee of sufficient funds, payment of the Redemption Price on the Redemption Date will be made, UPON PRESENTATION AND SURRENDER of such Notes on the Redemption Date to the Paying Agent at the following address:

If by mail or overnight courier:

The Bank of New York Mellon
240 Greenwich Street, 7E
New York, New York 10286
Attention: Corporate Trust

The method of delivery of the Notes is at option and risk of the holders but, if mail is used, registered mail is recommended for your protection.

The Notes must be surrendered to the Paying Agent on or prior to the Redemption Date to collect the Redemption Price on the Redemption Date. Notes held through DTC should be surrendered for redemption in accordance with DTC’s procedures therefor.

No representation is made as to the correctness or accuracy of the CUSIP or ISIN numbers provided herein or printed on the Notes.

Under current U.S. federal income tax law, in the case of a United States person (as determined for U.S. federal income tax purposes), backup withholding may apply to amounts payable at redemption, unless (i) the paying agent or applicable payor has received a properly completed U.S. Internal Revenue Service (“IRS”) Form W-9 that establishes an exemption from backup withholding, (ii) the United States person is an exempt recipient (and establishes its exempt status if required by the paying agent or applicable payor) or (iii) the United States person otherwise establishes an exemption. An investor that is a beneficial owner of Notes and that is not a United States person (as determined for U.S. federal income tax purposes) generally may establish an exemption from backup withholding by providing to the paying agent or applicable payor a properly completed, applicable IRS Form W-8. No additional amounts will be payable with respect to any backup withholding. Investors should consult their tax advisors regarding the tax consequences of the redemption.

Adecoagro S.A.